EXHIBIT 21.1

SUBSIDIARIES OF QUANEX BUILDING PRODUCTS CORPORATION	STATE OF INCORPORATION
Quanex Homeshield, LLC	Delaware
Mikron Industries, Inc.	Washington
Mikron Washington, LLC	Washington
TruSeal Technologies, Inc.	Delaware
Edgetech Holding Co.	Ohio
Quanex IG Systems, Inc.	Ohio
Edgetech Europe GmbH	Germany
Quanex Services, Inc.	Delaware
Quanex Screens LLC	Delaware
Edgetech (UK) LTD.	United Kingdom